AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1996
                                                      REGISTRATION NO. 333-_____

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                                  FORM S-3
                           REGISTRATION STATEMENT
                                   Under
                         The Securities Act of 1933

                              ---------------

                    HOLLYWOOD ENTERTAINMENT CORPORATION
           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              ---------------

       Oregon                       7841                         93-0981138
   (State or other      (Primary Standard Industrial          (I.R.S. Employer
     jurisdiction        Classification Code Number)           Identification
  of incorporation)                                               Number)

          25600 SW PARKWAY CENTER DRIVE, WILSONVILLE, OREGON 97070
                               (503) 570-1600
            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)

                              ---------------

                              DONALD J. EKMAN
                 SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                    HOLLYWOOD ENTERTAINMENT CORPORATION
                       25600 SW PARKWAY CENTER DRIVE
                         WILSONVILLE, OREGON 97070
                               (503) 570-1600
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)

                              ---------------

                                 COPIES TO:
       ROBERT J. MOORMAN                             THOMAS A. BEVILACQUA
        STOEL RIVES LLP                         BROBECK, PHLEGER & HARRISON LLP
900 SW FIFTH AVENUE, SUITE 2300                      TWO EMBARCADERO PLACE
    PORTLAND, OREGON 97204                              2200 GENG ROAD
        (503) 224-3380                            PALO ALTO, CALIFORNIA 94303
                                                            (415) 424-0160

                              ---------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS
SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____
     If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              CALCULATION OF REGISTRATION FEE
=================================================================================================================
                                                       Proposed maximum     Proposed maximum
Title of each class of securities     Amount to be     offering price per   aggregate offering   Amount of
  to be registered                    registered (1)   share (2)            price (2)            registration fee
-----------------------------------------------------------------------------------------------------------------
Common Stock                          2,300,000        $18.125              $41,699,000          $12,633
-----------------------------------------------------------------------------------------------------------------

1) Includes 300,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
2) Estimated solely for the purpose of calculating the registration fee and based on the last sale price for the Common Stock on November 18, 1996 as reported on the Nasdaq National Market.

                              ---------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
--------------------------------------------------------------------------------


               SUBJECT TO COMPLETION, DATED NOVEMBER 21, 1996

                              2,000,000 SHARES


                                   [LOGO]


                                COMMON STOCK

     All of the 2,000,000 shares of Common Stock offered hereby are being sold by Hollywood Entertainment Corporation (the "Company").

     The Common Stock is traded on the Nasdaq National Market under the symbol "HLYW." On November 21, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $18.13 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                   Price       Underwriting      Proceeds to
                                to Public       Discount(1)      Company(2)
--------------------------------------------------------------------------------
Per Share..................     $                $                 $
Total(3) ..................   $                $                 $
================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company estimated at $300,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this
     option in full, the Price to Public will total $          , the
     Underwriting Discount will total $           and the Proceeds to
     Company will total $           . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at the office of Montgomery Securities on or about
          , 1996.

                            --------------------

MONTGOMERY SECURITIES                             DONALDSON, LUFKIN & JENRETTE
                                                     SECURITIES CORPORATION

                                   , 1996

               [Photograph of bank of 12 television screens with "Hollywood Video" sign in each screen. Beneath the wall of screens is a box containing the words
               "Want Entertainment?. . .]

                     [Top cover of three-fold artwork]









     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE
"UNDERWRITING."

                    [Inside left of three-fold artwork:


               Photograph of interior of store with a Hollywood Video employee assisting a youth with videocassette selection, a man and a woman looking at comedy videocassette selections, and other customers reviewing "Horror", "Comedy Concerts", "Animation" and "New" categories of videocassettes.]


                    [Inside right of three-fold artwork:


               Five photographs depicting Hollywood Video store fronts with a box containing words "Go to Hollywood! TM]

                             PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference.


                                THE COMPANY

     Hollywood Entertainment owns and operates 466 video retail superstores in 29 states and is the second largest video retailer in the United States as measured by sales. According to video industry analyst Paul Kagan Associates, Inc., in 1995 the Company operated the highest volume video stores in the country.

     The Company opened its first video superstore in October 1988 and had grown to 25 stores in two states at the end of 1993, 113 stores in eight states at the end of 1994 and 305 stores in 23 states at the end of 1995. As a result, the Company's revenue increased from $17.3 million in 1993 to $149.4 million in 1995, and its pro forma net income increased from $1.6 million to $11.8 million over the same period. The Company opened 148 new stores in the nine months ended September 30, 1996 and intends to open approximately 100 new stores in the fourth quarter of 1996. The Company plans to open approximately 300 new stores in 1997. To support this expansion, the Company has reorganized its operations into geographic zones, managed from zone offices. The Company recently hired three senior vice presidents with significant experience managing large, national chains who are responsible for all aspects of store operations and development in the zones.

     Hollywood Entertainment's goal is to be a dominant national video retailer and to build a strong national brand which consumers will identify with the entertainment industry. As part of the strategy to achieve this goal, the Company has developed a store format and design that captures the bright lights, excitement and energy of the motion picture industry and enables the public to easily identify and recognize Hollywood Video superstores. Hollywood Video superstores average approximately 7,800 square feet and typically carry approximately 10,000 titles and 16,000 videocassettes, consisting of many copies of popular new releases and an extensive selection of older or "catalog" movies. Hollywood Entertainment's goal is to offer more copies of popular new videocassette releases and more titles than its competitors to achieve greater customer satisfaction and encourage repeat visits. Hollywood Video stores are primarily located in high traffic locations, in stand-alone buildings, at the end of shopping strips or in other highly visible locations.

     The Company was incorporated in Oregon in June 1988; its executive offices are located at 25600 SW Parkway Center Drive, Wilsonville, Oregon 97070, and its telephone number is (503) 570-1600. References in this Prospectus to the "Company" or "Hollywood Entertainment" are to Hollywood Entertainment Corporation and its wholly owned subsidiary.

                                THE OFFERING

Common Stock offered........................ 2,000,000 shares
Common Stock to be outstanding
    after the offering (1).................. 35,949,176 shares

Use of Proceeds............................. For repayment of indebtedness, to fund expansion and for working
                                             capital and other general corporate
                                             purposes.  See "Use of Proceeds."
Nasdaq National Market Symbol............... HLYW

-----------------

(1) Based on shares outstanding at September 30, 1996. Excludes 4,603,362 shares reserved for issuance under the Company's 1993 Stock Incentive Plan (the "Stock Incentive Plan"), of which 4,180,562 shares were subject to outstanding options at September 30, 1996 at a weighted average exercise price of $8.75 per share.

                         FORWARD-LOOKING STATEMENTS

     The information, including information concerning the Company's planned expansion and financial resources, set forth in "Prospectus Summary" under the caption "The Company," in "Risk Factors" under the captions "Uncertain Ability To Achieve and Manage Planned Expansion" and "Legal Proceedings," in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Liquidity and Capital Resources" and in "Business" under the captions "General," "Expansion Strategy," "Decentralization and Creation of Zone Offices," "Video Retail Industry" and "Competition" includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and is subject to the safe harbor created by that section. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the captions "Liquidity and Capital Resources" and "General Economic Trends, Quarterly Results and Seasonality" and in "Business" under the caption "Competition."

                    SUMMARY FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)


                                                                                       NINE MONTHS
                                                                                          ENDED
                                             YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                 ------------------------------------------------   ------------------
                                    1991   1992(1)   1993(1)      1994       1995      1995       1996
                                 -------   -------   -------   -------   --------   -------   --------
Statement of Operations Data:
Revenue......................... $ 5,184   $11,044   $17,339   $73,288   $149,430   $95,488   $204,718

Pro forma operating
  income (2)(3).................     562     1,796     2,795     9,745     17,537    13,936     23,573
Pro forma net income (2)(4).....               892     1,647     6,277     11,786     9,291     12,574
Pro forma net income
  per share (2)(5)..............           $  0.07   $  0.11   $  0.25   $   0.36   $  0.29   $   0.36

Shares used in per share
  calculation...................            12,936    15,357    25,578     32,962    32,212     34,971

Other Operating Data:
Number of stores at end
  of period.....................      10        15        25       113        305       239        453
Comparable store sales
  increase (6)..................      24%       27%       16%        7%         1%        0%         6%


                                                                        SEPTEMBER 30, 1996
                                                                       --------------------
                                                                                    AS
                                                                        ACTUAL  ADJUSTED(7)
                                                                       -------  -----------
Balance Sheet Data:
Cash and cash equivalents...........................................   $ 5,918    $  19,784
Total assets........................................................   372,315      386,180
Long-term debt (including current portion)..........................    85,549       65,549
Shareholders' equity................................................   231,148      265,014

---------------

(1) Pro forma net income and pro forma net income per share include a pro forma income tax adjustment to reflect the Company as a C corporation rather than an S corporation for federal and state income tax purposes for 1992 and for the period which commenced January 1, 1993 and ended July 18, 1993.

(2) Effective January 1, 1995, the Company changed its method of amortizing the cost of videocassette rental inventory. See Note 2 of Notes to Consolidated Financial Statements of Hollywood Entertainment Corporation incorporated herein by reference. The change in amortization method resulted in a charge to earnings in 1995 totaling $2.6 Million, representing the cumulative effect as of January 1, 1995 if the new method had been applied retroactively to all videocassettes in service at that date. The pro forma amounts shown herein reflect the effect on net income and net income per share had the new amortization method been in effect as of the beginning of each of the periods presented. Pro forma net income for 1991 is not determinable.

                                     5

(3) For each of 1991, 1995 and the nine months ended September 30, 1995 and 1996, pro forma and actual operating income were the same. Actual operating income for 1991, 1992, 1993, 1994, 1995 and the nine months ended September 30, 1995 and 1996 was $562, $2,270, $3,643, $12,610,
     $17,537, $13,936 and $23,573, respectively.

(4) For each of 1995 and the nine months ended September 30, 1995 and 1996, pro forma and actual net income were the same. Actual net income, adjusted in 1992 and 1993 as described in footnote 1 above, for 1991, 1992, 1993, 1994, 1995 and the nine months ended September 30, 1995 and 1996 was $281, $1,177, $2,146, $8,143, $9,226, $9,291 and
     $12,574, respectively.

(5) For each of 1995 and the nine months ended September 30, 1995 and 1996, pro forma and actual net income per share were the same. Actual net income per share, adjusted in 1992 and 1993 as described in footnote 1 above, for 1991, 1992, 1993, 1994, 1995 and the nine months ended September 30, 1995 and 1996 was $0.02, $0.09, $0.14, $0.32,
     $0.28, $0.29 and $0.36, respectively.

(6) A store becomes comparable after it has been open and owned by the Company for 12 full calendar months. An acquired store converted to the Hollywood Video name and store design is removed from the comparable store base when the conversion process is initiated and returned 12 full calendar months after reopening.

(7) Adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.13 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

UNCERTAIN ABILITY TO ACHIEVE AND MANAGE PLANNED EXPANSION

     The Company's future performance will depend on its ability to open new stores and to operate these stores profitably. The Company has grown from 25 stores in two states at the end of 1993 to 305 stores in 23 states at the end of 1995. The Company opened 148 new stores in the nine months ended September 30, 1996 and intends to open approximately 100 new stores in the fourth quarter of 1996. The Company plans to open approximately 300 new stores in 1997. The Company has not identified sites for many of these planned stores and does not have signed leases for most of them. The Company will continue to open stores in markets where it has limited or no operating history. The Company's expansion is dependent on a number of factors, including its ability to hire, train and assimilate management and store-level employees, the adequacy of the Company's financial resources and the Company's ability to identify and successfully compete in new markets to locate suitable store sites and negotiate acceptable lease terms and to adapt its purchasing, management information and other systems to accommodate expanded operations. In addition to the net proceeds of this offering, the Company will need to obtain financing to achieve its planned expansion of 300 stores in 1997. This financing may not be available or available on terms favorable to the Company. Failure to obtain financing to fund the Company's planned expansion or for other purposes would have a material adverse effect on the Company. The Company's expansion is also dependent on the timely fulfillment by landlords and others of their contractual obligations to the Company, the maintenance of construction schedules and the speed at which local zoning and construction permits can be obtained. There is no assurance that the Company will be able to achieve its planned expansion or that expansion will be profitable. There is also no assurance that the Company's new stores will achieve sales and profitability comparable to the Company's existing stores.

     The size of the Company's store base and the geographic scope of its operations have expanded significantly over the last several years. This expansion has placed and is expected to continue to place increasing pressure on the Company's operating and management controls. The Company has hired a significant number of additional senior management and other personnel to manage this larger store base and recently reorganized its operations into four geographic zones, each of which is managed by a senior vice president with responsibility for store operations and new store development in the zone. This new operating structure is in the early stages of implementation, and there is no assurance it will be effective for managing the Company's expanding operations. In addition, to manage its larger store base and planned expansion, the Company will need to continually evaluate the adequacy of its financial controls, management information systems and distribution facilities. There is no assurance that the Company will adequately anticipate or respond to all of the changing demands that its planned expansion will impose on its infrastructure. See "Business--Expansion Strategy."

DEPENDENCE ON KEY PERSONNEL; RECENT MANAGEMENT ADDITIONS

     The Company's future performance depends on the continued contributions of certain key management personnel, including Mark J. Wattles, its founder, Chief Executive Officer and principal shareholder. To support its planned expansion, the Company has added a substantial number of senior management personnel. There is no assurance that the Company will retain these new members of management or that they will be able to successfully manage the Company's existing operations or achieve its expansion plans. The Company's continued growth and profitability also depend on its ability to attract and retain other management personnel, including qualified store managers. See "Management."

COMPETITION AND TECHNOLOGICAL OBSOLESCENCE

     The video retail industry is highly competitive. The Company competes with other local, regional and national video retail stores, including the Blockbuster Entertainment division of Viacom, Inc. ("Blockbuster"), the dominant video retailer in the U.S., and with supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers, as well as with noncommercial sources such as libraries. According to the Video Software Dealers Association, in 1995 there were approximately 27,000 video specialty stores in the U.S., of which approximately 6,500 were video retail superstores. Some of the Company's competitors have significantly greater financial and marketing resources, market share and name recognition than the Company. The Company competes directly with Blockbuster in nearly all of its markets and the majority of its stores are located within very close proximity of stores operated by Blockbuster. As a result of direct competition with Blockbuster, rental pricing of videocassettes has been and may become a more significant competitive factor in the Company's business, which could have an adverse impact on the results of operations of the Company.

     The Company also competes with pay-per-view satellite and cable television systems, in which subscribers pay a fee to see a movie selected by the subscriber. Existing pay-per-view services offer a limited number of channels and movies and are available only to households with a receiver or converter to unscramble incoming signals. Digital compression technology combined with fiber optics and other developing technologies is expected eventually to permit cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes at more frequently scheduled intervals throughout the day on demand. Certain cable and other telecommunications companies have tested and are continuing to test movie on demand services in some markets. Technological advances or changes in the manner in which movies are marketed, including in particular the earlier release of movie titles to pay-per-view and cable television or other distribution channels, could make these technologies more attractive and economical, which could have a material adverse effect on the business of the Company. See "Business--Video Rental Industry" and "--Competition."

RISKS ASSOCIATED WITH POSSIBLE FUTURE ACQUISITIONS

     Although the Company's principal growth strategy is to open new Hollywood Video superstores, it may continue to pursue potential acquisitions, some of which may be material in size, including businesses that are not video retailers but which have potentially attractive locations. The non-real estate assets of businesses other than video retailers would likely need to be liquidated and the facility converted to a video retail superstore. Further, any future acquisitions would require investment of operational and financial resources and might require integration of dissimilar operations, assimilation of new employees, diversion of management resources, increases in administrative costs and the addition of costs associated with debt or equity financing. The Company has no understandings, commitments or agreements with respect to any acquisition. There is no assurance that future acquisitions, if any, by the Company will be successful, will not have an adverse effect on the Company's results of operations or will not result in dilution to existing shareholders. See "Business--Expansion Strategy."

LEGAL PROCEEDINGS

     In December 1995 three complaints were filed against the Company, certain of the Company's directors and officers and certain other parties and consolidated in a single action entitled Murphy v. Hollywood Entertainment et al., case no. C95-1926-MA, U.S. District Court for the District of Oregon. The consolidated case is a class action encompassing persons who purchased common stock of the Company from June 20 through December 5, 1995. Plaintiffs allege violation of certain federal securities laws with respect to statements made to the public and losses allegedly sustained by plaintiffs as a result of the decline in the trading price of the Company's stock in December 1995. In May 1996 the court certified the class but dismissed claims based on violations of sections 11, 12(2) and 15 of the Securities Act of 1933. The remaining claims deal with alleged violations of the Securities Exchange Act of 1934. The trial has been tentatively scheduled for March 1997. The Company believes this suit is without merit and is vigorously defending the litigation. The Company does not believe the ultimate outcome of the litigation will have a material adverse effect on the Company. If the case proceeds to trial and if the verdict is unfavorable to the Company, or if the Company settles the litigation on unfavorable terms, the litigation could have a material adverse effect on the Company.

FLUCTUATIONS IN FUTURE OPERATING RESULTS

     Future operating results may be affected by many factors, including variations in the number and timing of store openings, the performance of new or acquired stores, the quality and number of new release titles available for rental and sale and the expense associated with the acquisition of new release titles, acquisition by the Company of existing video stores, changes in same store revenue, additional and existing competition, marketing programs, weather, special or unusual events, seasonality and other factors that may affect retailers in general. Any concentration of new store openings and the related new store pre-opening costs near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter and could, in certain circumstances, lead to fluctuations in quarterly financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and "--General Economic Trends, Quarterly Results and Seasonality."

CONTROL BY PRINCIPAL SHAREHOLDER

     Upon completion of this offering, the Company's founder, Mark J. Wattles, will beneficially own approximately 31% of the outstanding Common Stock. As a result, he may be able effectively to control all matters requiring approval by the shareholders of the Company, including the election of directors.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock has fluctuated substantially since the initial public offering of the Company in July 1993. See "Price Range of Common Stock." There is no assurance that the market price of the Common Stock will not decline below the price to the public in this offering. The Common Stock is traded on the Nasdaq National Market, which market has experienced and is likely to experience in the future significant price and volume fluctuations that could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes factors such as quarterly fluctuations in financial results, announcements of new technologies in movie distribution or announcements by the Company or competitors may cause the market price of the Common Stock to fluctuate, perhaps substantially. These factors, as well as general economic conditions such as recessions or high interest rates, may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Sale of a substantial number of shares of the Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Upon expiration of a lockup agreement with the Underwriters 90 days after the date of this Prospectus (or earlier upon the consent of Montgomery Securities), approximately 11,000,000 shares will be eligible for sale pursuant to Rule 144 under the Securities Act. Of these 11,000,000 shares, approximately 3,600,000 shares have been or are expected to be pledged as collateral to secure approximately $17.0 million of obligations of the pledgor. To the extent the lenders are required to sell these shares to satisfy the pledgor's obligations, the shares will not be subject to the lockup agreement, and a substantial number of shares would enter the public market, which could adversely affect the market price of the Common Stock.

POSSIBLE ADVERSE EFFECT OF ISSUANCE OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF OREGON LAW

     The Board of Directors of the Company has authority to issue up to 25,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the shareholders. The potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. In addition, certain provisions of Oregon law could make it more difficult for a party to gain control of the Company.

                              USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby are estimated to be $33.9 million ($39.0 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $18.13 per share and after deducting the estimated underwriting discount and offering expenses. The Company plans to use approximately $20.0 million of the net proceeds to repay a portion of the amount outstanding under its revolving line of credit and the balance to fund expansion and for working capital and other general corporate purposes. At September 30, 1996, $85.0 million was outstanding under the bank line of credit and bore interest at a weighted average annual rate of approximately 6.9%. Amounts borrowed were used principally to fund the repurchase by the Company in January 1996 of shares of its Common Stock, issued in connection with the Video Watch acquisitions, for an aggregate payment of approximately $54.3 million and for working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company may also use a portion of the proceeds of this offering to fund possible acquisitions, but it has no understandings, commitments or agreements with respect to any acquisitions. Pending use of the net proceeds, the Company will invest the funds in short-term, interest-bearing securities.

                        PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HLYW." The following table sets forth for the periods indicated the high and low sale prices of the Company's Common Stock as reported on the Nasdaq National Market and as adjusted for all prior stock splits.

                                                             High      Low
                                                           ------   ------
        1994
          First Quarter................................    $ 8.83   $ 5.00
          Second Quarter...............................     12.42     7.17
          Third Quarter................................     14.75     9.33
          Fourth Quarter...............................     18.44    13.13
        1995
          First Quarter................................    $18.25   $11.25
          Second Quarter...............................     23.13    15.00
          Third Quarter................................     35.00    19.00
          Fourth Quarter...............................     28.63     7.38
        1996
          First Quarter................................    $14.25   $ 6.25
          Second Quarter...............................     19.00    13.13
          Third Quarter................................     22.63    11.75
          Fourth Quarter through November 19, 1996.....     23.63    17.88

     The last sale price of the Company's Common Stock on November 20, 1996 as reported on the Nasdaq National Market was $18.13 per share. As of September 30, 1996, there were 207 holders of record of the Company's Common Stock. The Company has not paid any cash dividends on its Common Stock since its initial public offering in July 1993 and anticipates that any future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Company's Board of Directors.

                               CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996 and as adjusted to give effect to the sale by the Company of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $18.13 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                      SEPTEMBER 30, 1996
                                                     ---------------------
                                                         (in thousands)
                                                                     As
                                                        Actual    Adjusted
                                                     ---------   ---------
Cash and cash equivalents..........................  $   5,918   $  19,784
                                                     =========   =========
Current portion of long-term debt..................  $     484   $     484
                                                     ==========  =========
Long-term debt, less current portion:
    Revolving line of credit.......................  $  85,000   $  65,000
    Other long-term debt...........................         65          65
                                                     ---------   ---------
       Total long-term debt........................     85,065      65,065
                                                     ---------   ---------

Shareholders' equity:
    Preferred Stock, 25,000,000 shares authorized;
      no shares issued and outstanding.............
    Common Stock, 100,000,000 shares authorized;
      33,949,176 shares issued and outstanding;
      35,949,176 shares issued and outstanding
      as adjusted(1)...............................    202,585     236,451
    Retained earnings..............................     30,936      30,936
    Intangible assets, net.........................     (2,373)     (2,373)
                                                     ---------   ---------
       Total shareholders' equity..................    231,148     265,014
                                                     ---------   ---------
          Total capitalization.....................  $ 316,213   $ 330,079
                                                     =========   =========

---------------

(1) Issued and outstanding shares exclude 4,603,362 shares reserved for issuance under the Stock Incentive Plan, of which 4,180,562 shares were subject to outstanding options at September 30, 1996 at a weighted average exercise price of $8.75 per share.

                          SELECTED FINANCIAL DATA

     The selected financial data presented below for each of the years in the three-year period ended December 31, 1995 and as of December 31, 1994 and 1995 have been derived from the audited financial statements of the Company incorporated by reference into this Prospectus. The selected financial data presented below for, and as of the end of, each of the years in the two-year period ended December 31, 1992 and as of December 31, 1993 have been derived from the audited financial statements of the Company not incorporated by reference into this Prospectus. The selected financial data for the nine months ended September 30, 1995 and 1996 and as of September 30, 1996 have been derived from the unaudited financial statements of the Company incorporated by reference into this Prospectus. The selected financial data as of September 30, 1995 have been derived from the unaudited financial statements of the Company not incorporated by reference into this Prospectus. In the opinion of management of the Company, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996 or for any future period. This data should be read in conjunction with the financial statements, pro forma financial statements, related notes and other financial information included elsewhere in this Prospectus or incorporated by reference.

                                                                                                           Nine Months Ended
                                                                   Year Ended December 31,                    September 30,
                                                ------------------------------------------------------- ------------------------
                                                      1991       1992       1993       1994        1995         1995        1996
                                                ----------  ---------  --------- ----------  ---------- ------------ -----------
                                                            (in thousands, except per share and other operating data)
Statement of Operations Data:
  Revenue:
      Rental....................................   $ 4,623    $ 9,762    $15,267    $61,941    $123,894     $ 80,234    $173,052
      Product sales.............................       561      1,282      2,072     11,347      25,536       15,254      31,666
                                                ----------  ---------  --------- ----------  ---------- ------------ -----------
         Total..................................   $ 5,184    $11,044    $17,339    $73,288    $149,430     $ 95,448    $204,718
                                                ==========  =========  ========= ==========  ========== ============ ===========
  Operating income..............................   $   562    $ 2,270    $ 3,643    $12,610    $ 17,537     $ 13,936    $ 23,573
                                                ==========  =========  ========= ==========  ========== ============ ===========
  Income before cumulative effect
      of a change in accounting principle (1)      $   281    $ 1,177    $ 2,146    $ 8,143    $ 11,786   $    9,291    $ 12,574
  Cumulative effect of a change in
      accounting principle (2)..................        --         --         --         --     (2,560)           --          --
                                                ----------  ---------  --------- ----------  ----------
  Net income (1)................................   $   281    $ 1,177    $ 2,146    $ 8,143    $  9,226     $  9,291    $ 12,574
                                                ==========  =========  ========= ==========  ========== ============ ===========
  Net income per share(1):
      Net income per share before cumulative
           effect of a change in accounting
           principle............................     $0.02      $0.09      $0.14      $0.32       $0.36        $0.29       $0.36

      Cumulative effect per share of a change
           in accounting principle .............
                                                        --         --         --         --      (0.08)           --          --
                                                ----------  ---------  --------- ----------  ---------- ------------ -----------
       Net income per share.....................     $0.02      $0.09      $0.14      $0.32       $0.28        $0.29       $0.36
                                                ==========  =========  ========= ==========  ========== ============ ===========
  Pro forma operating income (2)................               $1,796     $2,795     $9,745
  Pro forma net income (1)(2)...................                  892      1,647      6,277
  Pro forma net income per share (1)(2).........                $0.07      $0.11      $0.25
Shares used in per share calculations...........    12,024     12,936     15,357     25,578      32,962       32,212      34,971

Other Operating Data:
  Number of stores at end of period.............        10         15         25        113         305          239         453
  Comparable store sales increase (3)...........        24%        27%        16%         7%          1%           0%          6%

                                    13

                                                                       December 31,
                                                  -----------------------------------------------------      September 30,
                                                      1991       1992       1993       1994        1995              1996
                                                  --------    -------    -------    -------     -------          --------
                                                                    (in thousands)
Balance Sheet Data:
  Cash and cash equivalents.....................  $    418    $ 1,013    $ 9,606    $39,017     $29,980          $  5,918
  Total assets..................................     4,359      7,475     22,791    142,861     334,660           372,315
  Long-term debt (including current portion)....     1,844      1,873      2,399      3,505       7,971            85,549
  Mandatorily redeemable common stock...........        --         --         --         --      54,250                --
  Shareholders' equity..........................       347      2,282     13,303    110,765     217,783           231,148

---------------

(1) For 1992 and 1993, includes a pro forma income tax adjustment to reflect the Company as a C corporation rather than an S corporation for federal and state income tax purposes for 1992 and for the period which commenced January 1, 1993 and ended July 18, 1993.

(2) Effective January 1, 1995, the Company changed its method of amortizing the cost of videocassette rental inventory. See Note 2 of Notes to Consolidated Financial Statements of Hollywood Entertainment Corporation incorporated herein by reference. The change in amortization method resulted in a charge to earnings in 1995 totaling $2.6 million, representing the cumulative effect as of January 1, 1995 if the new method had been applied retroactively to all videocassettes in service at that date. The pro forma amounts shown herein reflect the effect on net income and net income per share had the new amortization method been in effect as of the beginning of each of the periods presented. Pro forma net income for 1991 is not determinable.

(3) A store becomes comparable after it has been open and owned by the Company for 12 full calendar months. An acquired store converted to the Hollywood Video name and store design is removed from the comparable store base when the conversion process is initiated and returned 12 full calendar months after reopening.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company opened its first video superstore in October 1988 and had grown to 25 stores in two states at the end of 1993, 113 stores in eight states at the end of 1994 and 305 stores in 23 states at the end of 1995. The Company's revenue growth has been accomplished through a combination of new store openings, strategic acquisitions and, to a lesser extent, comparable store sales increases. Store activity for the last three years and the nine months ended September 30, 1996 is summarized in the table below.

                             VIDEO SUPERSTORES


                                                                      Nine Months
                                             Year Ended                  Ended
                                             December 31,            September 30,
                                   ----------------------------      -------------
                                   1993       1994         1995          1996
                                   ----       ----         ----          ----
Beginning of period...........       15         25          113           305
Opened during period (1)......       10         33          122           148
Acquired during period (1)....       --         55           70            --
                                   ----       ----         ----          ----
End of period.................       25        113          305           453
                                   ====       ====         ====          ====
---------------

    (1)  The number of stores opened or acquired is net of stores closed.

     The Company intends to open approximately 100 new stores in the fourth quarter of 1996 for a total of approximately 250 new stores in 1996. The Company plans to open approximately 300 new stores during 1997. The Company's ability to open 300 new stores in 1997 is dependent on a number of factors, including the ability of the Company to obtain additional financing. See "Risk Factors - Uncertain Ability to Achieve and Manage Planned Expansion" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company's results are impacted by the timing of and costs incurred in connection with new store openings. New Hollywood Video stores typically experience lower sales volume in the first year of operation than do mature stores. Because a portion of store-level operating expenses is fixed, new stores generally have lower operating margins in their first year of operation. In addition, pre-opening expenses are charged to earnings in the first full month of a store's operation. Therefore, the addition of a significant number of new stores to the Company's existing store base has had and is expected to have an adverse impact on the Company's operating margins in future periods.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, (i) selected statement of operations data expressed as a percentage of total revenue and (ii) the number of stores open at the end of the period.

                                                                                           Nine Months Ended
                                                  Year Ended December 31,                    September 30,
                                           --------------------------------------      -------------------------
                                                                                              (unaudited)
                                                  1993         1994          1995             1995          1996
                                           -----------  -----------   -----------      -----------   -----------
Revenue:
    Rental income                                 88.1%        84.5%         82.9%            84.0%         84.5%
    Product sales                                 11.9         15.5          17.1             16.0          15.5
                                           -----------  -----------   -----------      -----------   -----------
                                                 100.0        100.0         100.0            100.0         100.0
                                           -----------  -----------   -----------      -----------   -----------
Operating costs and expenses:
    Cost of product sales                          8.6          9.9           9.9              9.4           9.4
    Operating and selling                         62.6         64.6          70.6             68.3          70.6
    General and administrative                     7.2          6.0           5.3              5.2           6.3
    Amortization of intangibles                    0.6          2.3           2.5              2.5           2.2
                                           -----------  -----------   -----------      -----------   -----------
                                                  79.0         82.8          88.3             85.4          88.5
                                           -----------  -----------   -----------      -----------   -----------
Operating income                                  21.0         17.2          11.7             14.6          11.5
Interest income (expense), net                    (1.4)        (0.2)          0.8              0.8          (1.3)
                                           -----------  -----------   -----------      -----------   -----------
Income before income taxes and
    cumulative effect of a change in
    accounting principle                          19.6         17.0          12.5             15.4          10.2
Income taxes (1)                                   7.2          5.9           4.6              5.7           4.0
                                           -----------  -----------   -----------      -----------   -----------
Income before cumulative effect
    of a change in accounting principle(1)        12.4         11.1           7.9              9.7           6.2
Cumulative effect of a change in
    accounting principle (2)                        --           --           1.7
                                           -----------  -----------   -----------      -----------   -----------
Net income(1)                                     12.4%        11.1%          6.2%             9.7%          6.2%
                                           ===========  ===========   ===========      ===========   ===========
Pro forma operating income(2)                     16.1%        13.2%
                                           ===========  ===========
Pro forma net income (1)(2)                        9.5%         8.6%
                                           ===========  ===========
Number of stores at end of period                   25          113           305              239           453

---------------

(1) For 1993 includes a pro forma income tax adjustment to reflect the Company as a C corporation rather than an S corporation for federal and state income tax purposes for the period which commenced January 1, 1993 and ended July 18, 1993.

(2) Effective January 1, 1995, the Company changed its method of amortizing the cost of videocassette rental inventory. See Note 2 of Notes to Consolidated Financial Statements of Hollywood Entertainment Corporation incorporated herein by reference. The change in amortization method resulted in a charge to earnings in 1995 totaling $2.6 million, representing the cumulative effect as of January 1, 1995 if the new method had been applied retroactively to all videocassettes in service at that date. The pro forma amounts shown reflect the effect on net income had the new amortization method been in effect as of the beginning of each of the periods presented.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Revenue

    Revenue for the nine months ended September 30, 1996 increased $109.2 million, or 114.4%, to $204.7 million compared to $95.5 million for the nine months ended September 30, 1995. The increase in revenue was primarily the result of new store expansion. During the nine months ended September 30, 1996, the Company increased the number of superstores operated by 148, ending the period with 453 superstores, compared to 239 superstores at the end of the corresponding period in 1995. Comparable store revenue increased 6%.

    Product sales as a percentage of total revenue were 15.5% for the nine months ended September 30, 1996 compared to 16.0% for the nine months ended September 30, 1995.

    The Company's pricing of videocassette rentals and merchandise for sale has not changed significantly compared to the first nine months of 1995.

  Operating Costs and Expenses

    Cost of Product Sales

    The cost of product sales was unchanged at 9.4% of total revenue for the nine months ended September 30, 1996 compared to the same period of the prior year due to decreased sales of product as a percentage of total revenue offset by slightly lower gross margins. The cost of product sales as a percentage of product sales increased from 58.6% to 60.6% for the nine months ended September 30, 1995 and 1996, respectively. The gross margin on product sales has decreased as the Company has de-emphasized the sale of certain high gross margin movie accessories. The Company believes the operating costs associated with maintaining those products offset the higher gross margins that they generated.

    Operating and Selling

    Operating expenses, which principally consist of all store expenses, including payroll, occupancy, advertising, depreciation and rental revenue sharing, increased as a percentage of total revenue to 70.6% for the nine months ended September 30, 1996, compared to 68.3% for the nine months ended September 30, 1995.

    Depreciation expense combined with rental revenue sharing costs was 28.2% of total revenue for the nine months ended September 30, 1996, compared to 29.0% for the nine months ended September 30, 1995. The decrease was due to lower revenue sharing expense and the implementation of improved budgeting procedures in the purchase of new releases for existing stores. Other operating and selling expenses increased as a percentage of total revenue primarily due to lower average revenue per store, resulting from the addition during 1995 and the first nine months of 1996 of a large number of new and acquired stores which have lower revenue per store than mature Hollywood Video stores.

    General and Administrative

    General and administrative expenses increased from $4.9 million, or 5.2% of total revenue, for the nine months ended September 30, 1995 to $12.9 million, or 6.3% of total revenue, for the nine months ended September 30, 1996. The percentage increase is primarily attributable to the initial investment associated with establishing and staffing the Company's new regional zone offices.

    Amortization of Intangibles

    Amortization of intangibles increased from $2.3 million, or 2.5% of total revenue, for the nine months ended September 30, 1995 to $4.5 million, or 2.2% of total revenue, for the nine months ended September 30, 1996. The dollar increase was attributable to the inclusion of the amortization of intangible assets arising from the Title Wave and Video Watch acquisitions for the entire nine month period ended September 30, 1996, while only partially included in the nine months ended September 30, 1995.

  Nonoperating Income (Expense), Net

    Net nonoperating income (expense) decreased from $800,000 for the nine months ended September 30, 1995 to ($2.7 million) for the nine months ended September 30, 1996. This change was primarily attributable to the Company's higher level of borrowing under its revolving line of credit for nine months ended September 30, 1996 compared to the third quarter of 1995.

  Income Taxes

    The Company's effective tax rate increased from 36.8% of income before income taxes for the nine months ended September 30, 1995 to 39.7% for the nine months ended September 30, 1996 due to higher federal and state tax rates in 1996 compared to 1995.

1995 COMPARED TO 1994

  Revenue

    Revenue for 1995 increased $76.1 million, or 104%, to $149.4 million from $73.3 million for 1994. Comparable store revenue increased 1%. During the year, the Company opened 122 new stores and acquired 70 stores, including 42 stores purchased in August 1995 operating under the name "Video Watch" and 12 stores purchased during March 1995 from Title Wave Stores, Inc.

    The Company believes comparable store revenue was negatively impacted by lower revenues from the rental and sale of video games, lower revenues at stores acquired during 1994 prior to conversion to the Hollywood Video name and store design and an uneven and therefore less favorable distribution of new release "hit" movies during 1995 compared to 1994.

    Product sales as a percentage of total revenue increased to 17.1% for 1995 compared to 15.5% during 1994. The increase in product sales as a percentage of revenue was due to improved merchandising techniques and higher per store product inventory levels.

    The Company's pricing of videocassettes for rental and for sale merchandise did not change significantly compared to 1994.

  Operating Costs and Expenses

    Cost of Product Sales

    The cost of product sales remained unchanged at 9.9% of total revenue in 1995 compared to 9.9% of total revenue in 1994. The cost of product sales decreased as a percentage of product sales from 63.9% in 1994 to 57.8% for 1995. The gross margin on product sales increased in 1995 compared to 1994 due to expanded offerings of merchandise with higher gross margins.

    Operating and Selling

    Operating and selling expenses, which consist of all store expenses including payroll, occupancy, advertising, depreciation and rental revenue sharing expense, increased as a percentage of total revenue to 70.6% in 1995 compared to 64.6% in 1994. Operating and selling expenses increased as a percentage of total revenue primarily due to lower average revenue per store, resulting primarily from the addition during 1995 of a large number of new and acquired stores which have lower revenue per store than mature Hollywood Video stores.

    Depreciation expense combined with rental revenue sharing expense was 29.6% of total revenue in 1995 compared to 27.9% in 1994. The increase was primarily due to a change in the Company's method of depreciating videocassette rental inventory effective January 1, 1995.

    General and Administrative

    General and administrative expenses, which principally consist of corporate overhead, decreased from 6.0% of total revenue for 1994 to 5.3% for 1995. The decrease in expenses as a percentage of revenue was due to the Company's ability to increase revenue without proportionally increasing corporate overhead expenses.

    Amortization of Intangibles

    Amortization of intangibles increased from $1.7 million, or 2.3% of total revenue, during 1994 to $3.8 million, or 2.5% of total revenue, during 1995. The dollar increase was primarily attributable to the amortization of intangible assets arising from the Title Wave, Video Watch and other store acquisitions in 1995.

  Interest Income (Expense), Net

    Net interest expense was $0.1 million, or 0.2% of total revenue, in 1994 while net interest income was $1.1 million, or 0.8% of total revenue, in 1995. The change in net interest was primarily due to the receipt of the net proceeds of the Company's public stock offering completed in July 1995, resulting in a decrease in average debt outstanding and an increase in interest earned on cash investments.

  Income Taxes

    The Company's effective tax rate for 1995 was 36.8%, compared to 34.9% in 1994. The increase in 1995 was due to a higher federal statutory rate and a higher aggregate state tax rate, partially offset by higher tax exempt interest income.

1994 COMPARED TO 1993

  Revenue

    Revenue for 1994 increased $56.0 million, or 323%, to $73.3 million from $17.3 million for 1993. Comparable store revenue increased 7%. During the year, the Company opened 33 new stores and acquired 55 stores. The increase in same store revenue was attributable to a greater volume of customer transactions; the Company's prices did not change significantly compared to 1993.

    Product sales as a percentage of total revenue increased to 15.5% for 1994 compared to 11.9% during 1993. The increase in product sales as a percentage of revenue was due to bulk sales of discontinued merchandise, increases in the number of videocassettes available for sale, improved merchandising techniques and the sale of video games in certain stores.

  Operating Costs and Expenses

    Cost of Product Sales

    The cost of product sales increased to 9.9% of total revenue in 1994 compared to 8.6% in 1993, due to increased sales of products partially offset by higher gross margins on product sales. The cost of product sales as a percentage of product sales decreased to 63.9% in 1994 compared to 72.2% in 1993. The gross margin on product sales increased due to lower product acquisition costs, resulting from more favorable purchasing terms negotiated in October 1993 with one of the Company's major distributors.

    Operating and Selling

    Operating and selling expenses, which consist of all store expenses including payroll, occupancy, advertising, depreciation and rental revenue sharing expense, increased as a percentage of total revenue to 64.6% in 1994 compared to 62.6% for 1993. Operating and selling expenses increased as a percentage of total revenue primarily due to lower average revenue per store, resulting from the addition during 1994 of a large percentage of new and acquired stores.

    Depreciation expense, primarily from rental inventory, combined with rental revenue sharing costs was 27.9% of total revenue in 1994 compared to 28.8% in 1993. All other operating and selling expenses accounted for the remaining change in costs as a percentage of total revenue during 1994 compared to 1993.

    General and Administrative

    General and administrative expenses, which principally consist of corporate overhead, decreased from 7.2% of total revenue for 1993 to 6.0% for 1994. The decrease in costs as a percentage of total revenue was due to the Company's ability to increase revenue without proportionally increasing overhead expenses.

    Amortization of Intangibles

    Amortization of intangibles increased from $0.1 million, or 0.6% of total revenue during 1993 to $1.7 million, or 2.3% of total revenue for 1994. The increase was primarily attributable to the amortization of certain intangible assets resulting from acquisitions completed in 1994.

  Interest Income (Expense), Net

    Net interest expense decreased from $0.2 million, or 1.4% of total revenue in 1993 to $0.1 million, or 0.2% of total revenue for 1994. This decrease was primarily attributable to an increase in interest earned as a result of the net proceeds of the Company's public offerings completed in July 1993 and August 1994.

  Income Taxes

    The Company's effective tax rate for 1994 was 34.9% compared to 37.0% (pro forma) in 1993. The decrease was primarily the result of higher tax-exempt investment income earned on the Company's cash balances.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal capital requirements are for opening new stores, the purchase of rental inventory and the possible acquisition of existing stores. The Company has funded its operations primarily through cash from operations, the proceeds of four public offerings, loans under the Company's revolving bank line of credit, trade credit and equipment leases.

    At September 30, 1996, the Company had cash and cash equivalents of approximately $5.9 million and working capital of $11.2 million. Videocassette rental inventories are accounted for as noncurrent assets under generally accepted accounting principles because they are not assets which are reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates a substantial portion of the Company's revenue, the classification of these assets as noncurrent excludes them from the computation of working capital. The acquisition cost of videocassette rental inventories, however, is reported as a current liability until paid and, accordingly, included in the computation of working capital. Consequently, the Company believes working capital is not as significant a measure of financial condition for companies in the video retail industry as it is for companies in other industries. Because of the accounting treatment of videocassette rental inventory as a noncurrent asset, the Company may, from time to time, operate with a working capital deficit.

    Net cash provided by operating activities was $67.7 million for the nine months ended September 30, 1996 compared to $36.7 million for the comparable period in 1995. The increase in cash provided by operations was primarily due to higher net income from operations and higher depreciation and amortization expenses, partially offset by an increase in merchandise inventories and a decrease in accounts payable.

    Cash used in investing activities was $115.7 million for the nine months ended September 30, 1996 compared to $102.4 million for the comparable period in 1995. For the nine months ended September 30, 1996, cash used in investing activities consisted primarily of purchases of videocassette rental inventory for new and existing stores totaling $75.0 million and capital expenditures totaling $42.2 million, offset by a reduction in construction and other receivables totaling $1.7 million. Capital expenditures included the costs to open new stores, remodel certain existing stores and enhance information systems.

    Cash provided by financing activities for the nine months ended September 30, 1996 totaled $23.9 million and included the repurchase of all of the shares issued in connection with the Video Watch acquisition for aggregate consideration of $54.3 million and the repayment of $7.4 million of long-term debt.

    Future capital requirements consist primarily of financing the addition of new retail stores and converting certain acquired stores to the Hollywood Video name and store design, together with the possible acquisition of existing stores. The Company anticipates opening approximately 100 new stores in the final three months of 1996 and 300 new stores in 1997. Each video store opening requires initial capital expenditures, including leasehold improvements, inventory, equipment and costs related to site location, lease negotiations, construction supervision and permits, of approximately $500,000, excluding leasehold improvements that are customarily paid for by the property developer.

     The Company has a revolving credit agreement for a working capital line of $100.0 million. Funds borrowed bear interest, at the Company's option, at either LIBOR, IBOR or the bank's base rate, plus approximately 1.25%, depending on the amount of borrowings. The Company must also pay a fee of 0.3% per annum on the available and unused portion of the credit facility. Amounts outstanding under the credit line are collaterized by substantially all the assets of the Company. The credit line expires on December 28, 1998. As of September 30, 1996, $85.0 million was outstanding under the line. Of this amount, approximately $50.0 million was borrowed to fund the share repurchase described above. The availability of borrowings under the revolving credit agreement is based on the level of eligible inventory, the Company's financial performance and compliance with certain covenants and financial ratios. The Company is negotiating an increase in the amount of the credit line to $150.0 million. Expansion of the credit line to $150.0 million is subject to the negotiation and execution of definitive documentation and possible further syndication of the loan, and there is no assurance that the credit line will be expanded.

     The Company believes the net proceeds of this offering, its borrowing capacity, projected cash flow from operations, cash on hand and equipment leases and trade credit will provide the necessary capital to fund its plan of opening approximately 100 new video retail superstores in the final three months of 1996 and a substantial portion of its planned expansion in 1997. If the credit line is expanded to $150.0 million, the Company believes it will have sufficient financing to fund its planned expansion through the end of 1997. If, however, the revolving credit line is not expanded, the Company will need to obtain additional financing to achieve its planned expansion of 300 stores in 1997. This financing may not be available or available on terms favorable to the Company. Failure to obtain financing to fund the Company's expansion plans or for other purposes would have a material adverse effect on the Company. See "Risk Factors Uncertain Ability to Achieve and Manage Planned Expansion."

GENERAL ECONOMIC TRENDS, QUARTERLY RESULTS AND SEASONALITY

    The Company anticipates that its business will be affected by general economic and other consumer trends. Future operating results may be affected by various factors, including variations in the number and timing of new store openings, the performance of new or acquired stores, the quality and number of new release titles available for rental and sale, the expense associated with the acquisition of new release titles, additional and existing competition, marketing programs, weather, special or unusual events and other factors that may affect retailers in general. In addition, any concentration of new store openings and the related new store pre-opening costs and other expenses associated with the opening of new stores near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter and could, in certain circumstances, lead to fluctuations in quarterly financial results.

    The video retail industry generally experiences relative revenue declines in April and May, due in part to the change in Daylight Savings Time and due to improved weather, and in September and October, due in part to the start of school and the introduction of new television programs. The Company believes these seasonality trends will continue.

                                   BUSINESS

GENERAL

    Hollywood Entertainment owns and operates 466 video retail superstores in 29 states and is the second largest video retailer in the United States as measured by sales. According to well-known video industry analyst, Paul Kagan Associates, Inc. ("Paul Kagan"), in 1995 the Company operated the highest volume video stores in the country. The Company opened its first video superstore in October 1988 and had grown to 25 stores in two states at the end of 1993, 113 stores in eight states at the end of 1994 and 305 stores in 23 states at the end of 1995. The Company opened 148 new stores in the nine months ended September 30, 1996 and intends to open approximately 100 new stores in the fourth quarter of 1996. The Company plans to open approximately 300 new stores in 1997.

    As part of its goal to build a strong national brand, Hollywood Entertainment has developed a store format and design that captures the bright lights, excitement and energy of the motion picture industry and enables the public to easily identify and recognize Hollywood Video superstores. Hollywood Video superstores average approximately 7,800 square feet and typically carry approximately 10,000 titles and 16,000 videocassettes, consisting of many copies of popular new releases and an extensive selection of older or "catalog" movies classified into 28 categories, such as "Adventure," "Comedy," "Drama," "Classics," and "Childrens," and displayed alphabetically within those categories. Hollywood Entertainment's goal is to offer more copies of popular new videocassette releases and more titles than its competitors to achieve greater customer satisfaction and to encourage repeat visits. Each Hollywood Video store rents videocassettes, video games and videocassette and video game players and sells videocassettes, accessories and confectionery items. Hollywood Video stores are primarily located in high traffic locations, in stand-alone buildings, at the end of shopping strips or in other highly visible locations.

DECENTRALIZATION AND CREATION OF ZONE OFFICES

     To support its larger store base and continued expansion, the Company has opened three zone offices in Chicago, Illinois; Dallas, Texas; and Portland, Oregon and plans to open a fourth zone office in the Northeast in the first half of 1997. Each zone now includes approximately 100 to 250 stores, and the Company believes each zone will be capable of opening 80 to 100 stores annually and of supporting all operations of 400 to 500 stores. Each zone is headed by a senior vice president of operations, who has responsibility for new store development and store operations in the zone, including recruiting, training, marketing and budgeting, and is accountable for the profit and loss of all stores in the zone. The Company recently hired three senior vice presidents with significant experience managing large, national chains to fill these positions and is recruiting a senior vice president to open the fourth zone office in the Northeast. The senior vice presidents will be supported by a complete team that will include vice presidents of new store development and store operations and directors of construction, recruiting, training, marketing and budgeting. As part of the Company's decentralization strategy, the corporate office and warehouse will provide more central support to the zones, including systems, product purchasing, distribution, accounting and national marketing programs. In addition, the corporate office will continue to give final approval for all new store sites and store design and oversee quality standards and other critical elements of the Hollywood concept. The Company believes the creation of geographic zones managed from zone offices with profit and loss responsibility will allow the Company to more effectively manage its business, thereby enhancing its ability to achieve its expansion plans without compromising operating standards. See "Risk Factors -- Uncertain Ability To Achieve and Manage Planned Expansion."

VIDEO RETAIL INDUSTRY

     Overview. According to Paul Kagan, total U.S. consumer spending on movies has increased from less than $3.0 billion in 1980 to approximately $27.0 billion in 1995. The U.S. videocassette rental and sales industry has grown at a compound annual growth rate of approximately 8.6%, from $9.8 billion in revenue in 1990 to $14.8 billion in 1995, and is expected to reach $18.2 billion in 2000. The video retail industry is highly fragmented and in recent years has been characterized by increased consolidation as larger "superstore" chains, video stores with at least 7,500 videocassettes, have continued to increase market share by opening new stores and acquiring smaller, local operators. According to the Video Software Dealers Association, a video retailing industry association, the number of video specialty stores has decreased from 31,500 in 1990 to 27,000 in 1995, approximately 6,500 of which were "superstores," including approximately 3,180 Blockbuster stores. The Company believes this consolidation will continue as the video retail industry evolves from "mom-and-pop" stores to regional and national superstore chains.

     Movie Studio Dependence on Video Retail Industry. According to Paul Kagan, the video retail industry is the single largest source of revenue to movie studios and represented approximately $4.3 billion, or 47%, of the $9.3 billion of estimated domestic studio revenue in 1995. Of the hundreds of movies produced by the major studios each year in the U.S., relatively few are profitable for the movie studio based on box office revenue alone. The Company believes the consumer is more likely to view "non-hit" movies on rented videocassette than in any other medium because video retail stores provide an inviting opportunity to browse and make an impulse choice among a very broad selection of new releases. As a result, video retail stores, including those operated by the Company, purchase movies on videocassette regardless of whether the movies were successful at the box office, thus providing the major movie studios a reliable source of revenue for almost all of the hundreds of movies produced each year. Consequently, the Company believes movie studios are highly motivated to protect this unique and significant source of revenue.

     The following chart depicts the percentage of movie studio revenue from each movie distribution channel in 1995 according to Paul Kagan.

        [PIE CHART:   Home Video                   46.6%
                      Box Office                   28.6%
                      Cable and Pay TV             16.1%
                      TV                            6.8%
                      PPV                           1.4%
                      Other                         0.5%]

     Historically, movie studios have sought to generate incremental sources of revenue through the addition of new distribution channels. To maximize revenue, the studios have implemented a strategy of sequential release

"windows," giving each distribution channel the rights to its movies for a limited time before making them available to the next sequential channel. The studios have determined the sequential order in which they release movies to each distribution channel based upon the order they believe will maximize their total revenue from all distribution channels combined. These distribution channels generally include, in release date order, movie theaters, video retail stores, pay-per-view television, including direct broadcast satellite ("DBS"), pay cable television, basic cable television and, finally, network and syndicated television.

  Order of Sequential Release Windows to Primary Channels of Distribution

                    --   Movie theatres
                    --   Video retail stores
                    --   Pay-per-view television (including DBS)
                    --   Pay cable (HBO, Showtime, etc.)
                    --   Basic cable television
                    --   Network television
                    --   Syndicated television

     Trends in Video Rentals and Sales. The domestic video retail industry includes both rentals and sales. Movie studios determine videocassette suggested retail prices to both consumers and video rental stores and, through that pricing, influence the relative levels of videocassette rentals and sales. Videocassettes released at a relatively high price, typically $60 to $65 wholesale, are generally purchased by video retail stores and promoted primarily as a rental title and then later re-released by the studios at a lower price, typically $10 to $20 wholesale, to promote sales directly to consumers. Certain high grossing box office films, generally with box office revenue in excess of $100 million, are released on videocassette at a relatively low initial price, typically $10 to $15 wholesale, and are generally purchased by video retailers, mass merchants, grocery stores and other retailers and promoted both as a rental title and for sale directly to customers.

     The consumer market has historically been primarily a rental market. According to Paul Kagan, video rental revenue has increased from $6.6 billion in 1990 to $7.5 billion in 1995 and is expected to increase to $8.3 billion in 2000. Although rental revenue decreased slightly in 1995, the Company believes industry-wide rental revenue in 1996 will exceed 1995 rental revenue. At the same time, consumers attracted by hit animated films, cross promotions and lower videocassette prices have begun to spend more on purchasing videos. Video sales have increased from $3.2 billion in 1990 to $7.3 billion in 1995 and are expected to increase to $9.9 billion in 2000. As a result, video sales as a percentage of total industry revenue have increased from approximately 32% in 1990 to nearly 50% in 1995.

     The availability of "hit" sell-through movie titles, which are initially priced much lower, allows video retailers to stock more copies of these "hit" movies for rental at a substantially lower aggregate cost. Because the best selling sell-through titles are often among the leading rental titles, the return on investment in rental inventory for those titles is typically much higher than for comparable titles initially priced and promoted for rental.

STORE LOCATIONS

    The following map depicts the locations of the Company's stores as of September 30, 1996.

               [Map of the United States of America with number of Hollywood Video stores set forth inside state boundary.

                 WA   29     NE    3     WI   12     PA    7
                 OR   26     KS    4     IL   17     MD    4
                 CA  101     OK    9     MI   35     VA   11
                 NV    6     TX   70     IN   12     NC    2
                 UT   10     MN   20     KY    2     DC    1
                 AZ   20     IA    2     TN    4
                 CO    7     MO    8     OH   18
                 NM    3     AR    1     GA    8
                             LA    1]

EXPANSION STRATEGY

    The Company opened its first video superstore in October 1988 and had grown to 25 stores in Oregon and Washington by the end of 1993. In 1994 the Company significantly accelerated its store expansion program, adding 88 new stores (55 of which were acquired) and expanding into California, Texas, Nevada, New Mexico, Virginia and Utah. In 1995 the Company opened 122 new stores, acquired 70 stores and entered major new markets in the midwest, southwest, east and southeast regions of the United States. The Company's expansion strategy is to continue to open or, to a lesser extent, acquire stores in regions where it has existing operations and to expand into new geographic regions where it believes it can become one of the dominant video retailers. The Company opened 148 new stores in the nine months ended September 30, 1996 and intends to open approximately 100 new stores in the fourth quarter of 1996. The Company plans to open approximately 300 new stores in 1997.

     The Company believes the selection of locations for its stores is critical to the success of its operations. The Company has assembled a new store development team with broad and significant experience in retail tenant development. The majority of the Company's new store development personnel are located in the geographic area for which they are responsible, but all final site approval takes place at the corporate office, where new sites are approved by a committee of senior management personnel. Important criteria for the location of a Hollywood Video superstore include density of local residential population, traffic count on roads immediately adjacent to the store location, visibility and accessibility of the store and availability of ample parking. The Company generally seeks what it considers the most desirable locations, typically locating its stores in high visibility stand-alone structures or in prominent locations in multi-tenant shopping developments. The Company typically competes for these prime sites with other retailers, banks, restaurants and gas stations. All of the Company's stores are in leased premises; the Company does not own any real estate.

     The Company's expansion is dependent on a number of different factors and is subject to various risks. See "Risk Factors--Uncertain Ability to Achieve and Manage Planned Expansion," "--Dependence On Key Personnel; Recent Management Additions," "--Risks Associated with Possible Future Acquisitions" and "--Competition," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

BUSINESS STRATEGY

     The Company's goal is to be a dominant national video retailer and to build a strong national brand which consumers will identify with the entertainment industry. The Company's business strategy includes the following key elements:

   -- Broad Selection and Superior Availability. The Company strives to provide its customers with the broadest selection of videocassettes movies and video games. Hollywood Video superstores typically carry approximately 10,000 titles and 16,000 videocassettes and video games. The Company's goal is to offer more copies of popular new videocassette releases and more titles than its competitors. The Company typically purchases 35 to 95 copies of "hit" movies for each Hollywood Video store and may purchase as many as 200 copies for high volume stores. In the case of certain "hit" sell-through movies, the Company has purchased as many as 400 copies for rental at high volume stores.

  -- Exciting, Enjoyable and Convenient Shopping Experience. The Company's superstores are designed to capture the bright lights, excitement and energy of the motion picture industry. The Company focuses on creating an atmosphere that invites consumers into the store, encourages browsing and generates repeat customers. Hollywood Video stores are typically located in high traffic, high-visibility locations. The Company believes excellent customer service, a bright, clean and friendly shopping environment and convenient store locations are important to its success.

  -- Excellent Entertainment Value. The Company offers consumers the opportunity to rent any of its approximately 10,000 catalog movie titles for five days for only $1.50. All new release movies and video games can be rented for only $3.00. The Company believes movie rental in general, and its pricing structure and rental terms in particular, provide consumers convenient entertainment and excellent value.

COMPETITION

    The video retail industry is highly competitive. The Company competes with other local, regional and national video retail stores, including Blockbuster, and with supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers, as well as with noncommercial sources such as libraries. According to the Video Software Dealers Association, in 1995 there were approximately 27,000 video specialty stores in the U.S., of which approximately 6,500 were video retail superstores. Some of the Company's competitors have significantly greater financial and marketing resources, market share and name recognition than the Company.

     The Company believes the principal competitive factors in the video retail industry are title selection, the number of copies of popular titles available, store location and visibility, convenience of store access and parking and, to a lesser extent, pricing. The Company's stores compete with stores operated by Blockbuster, many in very close proximity. As a result of direct competition with Blockbuster, rental pricing of videocassettes may become a more significant competitive factor in the Company's business, which could have an adverse impact on the results of operations of the Company. The Company believes it generally offers more titles and more copies of popular titles than the majority of its competitors. In addition to competing with other video retailers, the Company competes with all leisure-time activities, especially entertainment activities such as movies, sporting events and network and cable television programs.

     The Company competes with cable, satellite and pay-per-view cable television systems, in which subscribers pay a fee to see a movie selected by the subscriber. Existing pay-per-view services offer a limited number of channels and movies and are only available to households with a direct broadcast satellite receiver or a cable converter to unscramble incoming signals. Digital compression technology and other developing technologies are expected eventually to permit cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes at more frequently scheduled intervals throughout the day on demand. Certain cable and other telecommunications companies have tested and are continuing to test movie on demand services in some markets. The Company believes movie studios have a significant interest in maintaining a viable movie rental business because the sale of videocassettes to video retail stores represents the studios' largest source of revenue. In addition, home video provides the only viable source of revenue on "non-hit" or "B-title" movies which make up the majority of movies produced by the major studios each year. As a result, the Company believes movie studios will continue to make movie titles available to cable television or other distribution channels only after revenues have been derived from the sale of videocassettes to video stores. In addition, the Company believes substantial technological developments will be necessary to allow pay-per-view television to match the viewing convenience and selection available through video rental, and substantial capital expenditures will be necessary to implement these systems. Although the Company does not believe cable television or other distribution channels represent a near-term competitive threat to its business, technological advances or changes in the manner in which movies are marketed, including in particular the earlier release of movie titles to pay-per-view, including DBS, cable television or other distribution channels, could make these technologies more attractive and economical, which could have a material adverse effect on the business of the Company.

                                 MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE REGISTRANT.

    The following table sets forth information with respect to the Company's directors, executive officers and certain other key employees as of the date of this Prospectus.


NAME                     Age    Positions with the Company
----                     ---    --------------------------
Mark J. Wattles          36     Chairman of the Board, President and Chief
                                Executive Officer

Donald J. Ekman          44     Senior Vice President, General Counsel,
                                Secretary and Director


James N. Cutler, Jr.     44     Director

Richard A. Galanti       40     Director

Max G. Fratto            53     Executive Vice President of Store Operations

James O. George          49     Executive Vice President of Product
                                and Marketing

Bruce A. Walters         39     Executive Vice President of Store Development

F. Bruce Giesbrecht      36     Senior Vice President of Product Management

Douglas A. Gordon        29     Senior Vice President of Finance

Glen E. Hahn             44     Senior Vice President of Operations
                                (Central Zone)

John R. Hnanicek         32     Senior Vice President of Information Systems

Dale A. Naftzger         51     Senior Vice President of Operations
                                (Western Zone)

William M. Spae          44     Senior Vice President of Operations
                                (Southern Zone)

William P. Zebe          38     Senior Vice President of Development


    MARK J. WATTLES founded the Company in June 1988 and has served as Chairman of the Board, President and Chief Executive Officer since that time. In May 1986 Mr. Wattles founded Convenience Video Movies, Inc., a videocassette distributor that operated video rental centers in approximately 300 convenience stores throughout the country, and served as its Chief Executive Officer until November 1987. Mr. Wattles founded Downtown Video, a two-store video rental company, in 1985 and served as its general manager until 1986.

    DONALD J. EKMAN became a director of the Company in July 1993 and became Vice President and General Counsel in March 1994. Mr. Ekman was a partner in Ekman & Bowersox from January 1992 until March 1994, and from August 1990 until December 1991 he practiced law with Foster Pepper & Schefelman. Prior to August 1990, he practiced law with Bullivant, Houser, Bailey, Pendergrass & Hoffman.

    JAMES N. CUTLER, JR. became a director of the Company in July 1993. Since 1980, Mr. Cutler has been President and Chief Executive Officer of The Cutler Corporation, a holding company for various private businesses, and, since 1982, he has been a director of Arrow Transportation Company of Delaware, a trucking company. Mr. Cutler also serves as an officer or a director of a number of other private corporations.

     RICHARD A. GALANTI became a director of the Company in April 1996. Mr. Galanti has been a director of Price/Costco, Inc. since January 1995 and Executive Vice President - Finance of Price/Costco, Inc. since October 1993. From January 1985 to October 1993, Mr. Galanti was Senior Vice President, Chief Financial Officer and Treasurer of Costco Wholesale Corporation, which he joined in March 1984 as Vice President Finance. From 1978 to February 1984, Mr. Galanti was an investment banker with Donaldson, Lufkin & Jenrette Securities Corporation. In March 1995 Mr. Galanti settled an action brought by the Securities and Exchange Commission ("SEC") alleging a five-year-old violation of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder that was unrelated to Mr. Galanti's positions with Price/Costco, Inc., Costco Wholesale Corporation or Hollywood Entertainment. Without admitting or denying the allegations of the SEC's complaint, Mr. Galanti agreed to pay $64,408 and entered into an order requiring him to comply with the relevant sections of the federal securities laws and rules.

    MAX G. FRATTO joined the Company as Executive Vice President of Store Operations in May 1994. From 1991 to 1994 Mr. Fratto was a partner in Wallpaper Warehouse of Idaho, a small retail chain. From 1986 to 1991 he served as Vice President of W.N.S., Inc., a retail holding company, where he was responsible for the Wallpapers to Go division. Prior to his employment with W.N.S., Mr. Fratto was Vice President of Store Operations for several General Mills, Inc. specialty retailing companies.

    JAMES O. GEORGE joined the Company in October 1995 as Executive Vice President of Product and Marketing. Previously, Mr. George was employed by Blockbuster Entertainment for eight years. Most recently, Mr. George served as Zone Vice President, where he managed the operations of over 450 Blockbuster stores.

    BRUCE A. WALTERS joined the Company in June 1995 as Executive Vice President of Store Development. Previously, Mr. Walters was employed by McDonald's Corporation for 14 years. Most recently, Mr. Walters served as the Director of International Real Estate. From 1990 to 1994 Mr. Walters was the Director of European Real Estate for McDonald's Corporation in London, England. For the prior nine years, Mr. Walters held various positions in domestic real estate and store development.

    F. BRUCE GIESBRECHT was named Senior Vice President -- Product Management in January 1996 and joined the Company in May 1993 as Vice President of Corporate Information Systems and Chief Information Officer. From August 1992 to May 1993, Mr. Giesbrecht served the Company as a consultant. Mr. Giesbrecht was a founder of RamSoft, Inc., a software development company specializing in management systems for the video industry, and served as its President.

    DOUGLAS A. GORDON was named Senior Vice President - Finance in November 1995 and joined the Company as Vice President of Strategic Analysis and Forecasting in May 1995. From September 1991 to May 1995, Mr. Gordon worked for Montgomery Securities as a vice president and senior analyst covering the entertainment and retail industries.

     GLEN E. HAHN joined the Company in April 1996 as Senior Vice President of Operations (Central Zone). From 1993 to 1996 Mr. Hahn was Senior Vice President - Director of Stores for Fayva/Parade of Shoes (a specialty retail footwear division of J. Baker), overseeing approximately 400 stores. From 1979 to 1993 Mr. Hahn worked for Payless Shoesource (a division of May Department Stores) in various capacities. From 1987 to 1993 Mr. Hahn worked as Division Operations Manager for Payless Shoesource, overseeing the development of nearly 200 new stores during this period and the overall operations of approximately 580 specialty retail footwear stores at the time of his departure.

    JOHN R. HNANICEK joined the Company in October 1996 as Senior Vice President of Information Systems. From March 1996 to October 1996 Mr. Hnanicek was Chief Information Officer for HomePlace, a privately owned home furnishings speciality retailer, operating 37 stores at the time of his departure. From July 1995 to February 1996 Mr. Hnanicek was Chief Information Officer for Communicate! Powerstores, Inc., a start-up communications superstore. From 1990 to 1995 Mr. Hnanicek worked for OfficeMax, Inc., in various capacities, including most recently as Senior Vice President - Information Systems and Logistics. During this period, OfficeMax grew from 10 to 420 stores.

    DALE A. NAFTZGER joined the Company in April 1996 as Senior Vice President of Operations (Western Zone). From May 1995 to November 1995, Mr. Naftzger was Chief Operating Officer of Caribon Coffee Company, a privately owned speciality coffee retailer with approximately 40 company-owned units at the time of his departure. From 1994 to 1995 Mr. Naftzger was President and Chief Executive Officer of Chop Chop Chinese to You, a venture capital financed Chinese food delivery business, operating 40 units and three distribution centers at the time of his departure. From 1992 to 1994 Mr. Naftzger was Senior Vice President Operations for Checkers Drive-In Restaurants, overseeing all 248 company-owned and 200 franchised units at the time of his departure. From 1987 to 1992 Mr. Naftzger worked for Taco Bell Corporation as Zone Vice President, overseeing the development of approximately 100 new units during this period and the overall operations of approximately 350 units at the time of his departure. From 1980 to 1987 Mr. Naftzger worked for Wendy's International, Inc. in various capacities, including from 1985 to 1987 as Zone Vice President-Operations, overseeing more than 500 company-owned and 400 franchised units at the time of his departure.

    WILLIAM M. SPAE joined the Company in July 1996 as Senior Vice President of Operations (Southern Zone). From 1991 to June 1996 Mr. Spae worked for Wendy's International as Divisional Vice President, overseeing the development of approximately 130 new units during this period and the overall operations of more than 100 company-owned and 150 franchised units at the time of his departure. From 1987 to 1991 Mr. Spae was a zone Vice President for Taco Bell Corporation, overseeing more than 160 company-owned and approximately 100 franchised units.

    WILLIAM P. ZEBE was named Senior Vice President - Development in January 1996 and joined the Company as National Vice President of Real Estate in May 1994. Mr. Zebe previously worked from June 1993 to April 1994 as the Real Estate Manager for the Western Zone for Blockbuster Video, Blockbuster Music and Blockbuster franchisee-owned Discovery Zone. From 1992 to May 1993 Mr. Zebe was a Real Estate Representative for Blockbuster.

                                UNDERWRITING

    Montgomery Securities and Donaldson, Lufkin & Jenrette Securities Corporation (the"Underwriters") have agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the offering price less underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any of the shares.

                                                          Number of
         Underwriters                                      Shares
         ------------                                     ---------

         Montgomery Securities.....................
         Donaldson, Lufkin & Jenrette
           Securities Corporation..................

                                                          ---------
              Total................................       2,000,000

    The Underwriters have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $_____ per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $_____ to certain other dealers. The concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters, and after the offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    In connection with this offering, the Underwriters and certain selling group members may engage in passive market making transactions in the Common Stock of the Company on Nasdaq immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Company's Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock of the Company at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company and Mark J. Wattles have agreed not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, except that the Company, without such consent, may grant options or issue stock upon exercise of new or outstanding options pursuant to the Stock Incentive Plan and with respect to certain shares that are subject to pledges. See"Risk Factors--Shares Eligible for Future Sale."

     Montgomery Securities has been named as a defendant in the complaint filed against the Company relating to alleged violations of certain federal securities laws. See "Risk Factors--Legal Proceedings." The underwriting agreement between Montgomery Securities and the Company with respect to the Company's June 1995 Common Stock offering contains certain provisions relating to the indemnification of Montgomery Securities and the other underwriter against certain liabilities, including certain liabilities under the federal securities laws.

                               LEGAL MATTERS

    The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon. Certain legal matters relating to this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                  EXPERTS

    The financial statements and schedules of Hollywood Entertainment Corporation, as of December 31, 1994 and for each of the two years in the period ended December 31, 1994 incorporated herein by reference into this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Hollywood Entertainment Corporation as of, and for the year ended, December 31, 1995 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's change in amortization method for videocassette rental inventory) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Title Wave Stores, Inc. at January 1, 1994 and January 7, 1995 and for the years ended January 2, 1993, January 1,
1994 and January 7, 1995 incorporated by reference into this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing in the reports incorporated by reference into this Prospectus, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Video Watch Inc. at December 31, 1993 and 1994 and for the two years ended December 31, 1994 incorporated by reference into this Prospectus and Registration Statement have been audited by Plante & Moran, LLP, independent auditors, as set forth in their reports thereon appearing in the reports incorporated by reference into this Prospectus and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                           AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has also filed with the Commission a Registration Statement under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the reports and other information filed pursuant to the Exchange Act may be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement and the reports and other information filed pursuant to the Exchange Act may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains an Internet Web Site at http://www.sec.gov.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended, (the "Exchange Act") are incorporated in this Prospectus by reference:

     (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1996;

     (c) The Company's Current Report on Form 8-K dated March 20, 1995 (and Amendment No. 1 thereto on Form 8-K/A);

     (d) The Company's Current Report on Form 8-K dated August 9, 1996 (and Amendment No. 1 thereto on Form 8-K/A); and

     (e) The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A filed under Section 12 of the Exchange Act, dated July 15, 1993, including any amendment or report updating such description.

    In addition, all documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of any such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests shall be directed to Hollywood Entertainment Corporation, 25600 SW Parkway Center Drive, Wilsonville, OR 97070, Attention: Mr. Donald
J. Ekman, Senior Vice President and General Counsel (telephone number (503) 570-1600). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                     [Inside back cover to Prospectus:

               Photograph of interior of store with shelves containing videos under categories "Drama," "Foreign," "Musicals," and customers among the video racks reading video descriptions and scanning titles in order to make their selections of videocassettes to rent.]

================================================================================

   No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.



                            -------------------
                             TABLE OF CONTENTS
                            -------------------



                                                                          Page
                                                                          ----
Prospectus Summary....................................                       3
Risk Factors..........................................                       7
Use of Proceeds.......................................                      11
Price Range of Common Stock...........................                      11
Capitalization........................................                      12
Selected Financial Data...............................                      13
Management's Discussion and  Analysis of
   Financial Condition and Results of
   Operations.........................................                      15
Business..............................................                      23
Management............................................                      29
Underwriting..........................................                      32
Legal Matters.........................................                      34
Experts...............................................                      34
Available Information.................................                      34
Incorporation of Certain Documents by
   Reference..........................................                      35

================================================================================

================================================================================

                             2,000,000 Shares



                                   [LOGO]



                               Common Stock



                            -------------------

                                PROSPECTUS

                            -------------------



                           MONTGOMERY SECURITIES

                       DONALDSON, LUFKIN & JENRETTE
                                 SECURITIES CORPORATION



                                  , 1996

================================================================================

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Company in connection with the offer and sale of the Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

      Registration fee....................................   $12,633
      NASD filing fee.....................................     4,755
      Nasdaq listing fee..................................    17,500
      Blue Sky fees and expenses
          (including legal fees)..........................     5,000
      Accounting fees and expenses........................    40,000
      Other legal fees and expenses.......................   150,000
      Transfer agent and registrar fee....................     5,000
      Printing and engraving..............................    40,000
      Miscellaneous.......................................    25,112
                                                            --------
          Total.................................... . . .   $300,000
                                                            ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

      Article IV of the Company's 1993B Restated Articles of Incorporation (the "Articles") requires indemnification of current or former directors or nominees for director ("directors") of the Company to the fullest extent not prohibited by the Oregon Business Corporation Act (the "Act"). The effects of the Articles and the Act (the "Indemnification Provisions") are summarized as follows:

            (a) The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

            (b) The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

            (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

            (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and
      (b).

      Article IV of the Articles provides that the Company will advance to a director the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director affirms in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

      Article V of the Articles provides that the Company may, in the discretion of the Board of Directors, indemnify officers, employees and agents to the same extent that directors are entitled to indemnification.

      The Company may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities.

      The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

ITEM 16.  EXHIBITS

      (a)  Exhibits

        1.1   Form of Underwriting Agreement

        3.1 1993B Restated Articles of Incorporation; incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, Registration No. 33-63042 (the "1993 S-1")

        3.2   Bylaws; incorporated by reference to Exhibit 3.2 to the 1993 S-1

        4.1   See Article II of Exhibit 3.1 and Articles I and V of Exhibit 3.2

        5.1   Opinion of Stoel Rives LLP

       23.1   Consent of Coopers & Lybrand L.L.P.; see page II-6

       23.2   Consent of Ernst & Young LLP; see page II-7

       23.3   Consent of Price Waterhouse LLP; see page II-8

       23.4   Consent of Plante & Moran, LLP; see page II-9

       23.5   Consent of Stoel Rives LLP (included in Exhibit 5.1)

       24.1   Powers of Attorney; see page II-4


ITEM 17.  UNDERTAKINGS

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on November 21, 1996.

                                  HOLLYWOOD ENTERTAINMENT CORPORATION


                                  By  MARK J. WATTLES
                                      ------------------------------------
                                      Mark J. Wattles
                                      President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the following capacities on November 21, 1996.

                             POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark J. Wattles, Donald J. Ekman and Douglas A. Gordon or any one of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments (whether pre-effective or post-effective) to this Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitute or substitutes, may do or cause to be done by virtue hereof.

                 Signature                          Title
                 ---------                          -----


       MARK J. WATTLES                      Chairman of the Board, President
---------------------------------------     and Chief Executive Officer
       Mark J. Wattles                      (Principal Executive Officer)




       DOUGLAS A. GORDON                    Senior Vice President of Finance
---------------------------------------     (Principal Financial and
       Douglas A. Gordon                    Accounting Officer)




       DONALD J. EKMAN                      Senior Vice President, General
---------------------------------------     Counsel and Director
       Donald J. Ekman

       JAMES N. CUTLER, JR.                 Director
---------------------------------------
       James N. Cutler, Jr.


       RICHARD A. GALANTI                   Director
---------------------------------------
       Richard A. Galanti

                                                                  EXHIBIT 23.1



                      CONSENT OF COOPERS & LYBRAND L.L.P

      We consent to the incorporation by reference in this Registration Statement on Form S-3 (File No. 333-________), of our report dated February 14, 1995 except for Note 3 as to which the date is March 29, 1995 on our audits of the financial statements of Hollywood Entertainment Corporation as of December 31, 1994 and for the two years ended December 31, 1993 and 1994, which report appears in the Annual Report on Form 10-K for the year ended December 31, 1994 of Hollywood Entertainment Corporation. We also consent to the references to our firm under the caption "Experts."



                                       COOPERS & LYBRAND L.L.P


Portland, Oregon
November 20, 1996

                                                                  EXHIBIT 23.2



                        CONSENT OF ERNST & YOUNG LLP

      We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Hollywood Entertainment Corporation for the registration of 2,300,000 shares of its common stock and to the incorporation by reference of our reports dated February 15, 1995, with respect to the financial statements of Title Wave Stores, Inc. included in Hollywood Entertainment Corporation's Current Report on Form 8-K dated March 20, 1995, filed with the Securities and Exchange Commission.



                                       ERNST & YOUNG LLP


Minneapolis, Minnesota
November 19, 1996

                                                                  EXHIBIT 23.3



                      CONSENT OF PRICE WATERHOUSE LLP

      We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated March 5, 1996 appearing on page F-1 of Hollywood Entertainment Corporation's Annual Report on Form 10-K for the year ended December 31, 1995. We also consent to the reference to us under the heading "Experts."



PRICE WATERHOUSE LLP


Portland, Oregon
November 20, 1996

                                                                  EXHIBIT 23.4



                       CONSENT OF PLANTE & MORAN, LLP

     We consent to the incorporation by reference in this Registration Statement of Hollywood Entertainment Corporation on Form S-3 of our report dated April 6, 1995 on our audits of the financial statements of Video Watch, Inc. as of December 31, 1993 and 1994 and for the two years ended December 31, 1993 and 1994, which report appears in the Current Report on Form 8-K dated August 9, 1995 of Hollywood Entertainment Corporation filed with Securities and Exchange Commission. We also consent to the reference to our firm under the caption "Experts" in such registration statement.



                                       PLANTE & MORAN, LLP


Ann Arbor, Michigan
November 19, 1996

                               EXHIBIT INDEX

                                                                    SEQUENTIAL
EXHIBIT                                                              PAGE NO.
-------                                                              --------

   1.1   Form of Underwriting Agreement

   3.1 1993B Restated Articles of Incorporation; incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, Registration No. 33-63042
         (the "1993 S-1")

   3.2   Bylaws; incorporated by reference to Exhibit 3.2
         to the 1993 S-1

   4.1 See Article II of Exhibit 3.1 and Articles I and V of Exhibit 3.2

   5.1   Opinion of Stoel Rives LLP

  23.1   Consent of Coopers & Lybrand LLP; see page II-6

  23.2   Consent of Ernst & Young LLP; see page II-7

  23.3   Consent of Price Waterhouse LLP; see page II-8

  23.4   Consent of Plante & Moran, LLP; see page II-9

  23.5   Consent of Stoel Rives LLP (included in Exhibit 5.1)

  24.1   Powers of Attorney; see page II-5